Exhibit 99.3

The following table sets forth certain summary consolidated financial information for the three month periods ended March 31, 2013 and 2012 in respect of HudBay Minerals Inc. (“Hudbay”) and its subsidiaries, certain of which are guarantors in respect of Hudbay’s US$500,000,000 aggregate principal amount of 9.5% senior unsecured notes (the “Notes”) due October 1, 2020.  The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by Hudbay’s existing and future subsidiaries, other than certain excluded subsidiaries that include subsidiaries that own the Constancia project; the Notes are guaranteed by: Hudson Bay Mining and Smelting Co., Limited, Hudson Bay Exploration and Development Company Limited and HudBay Marketing & Sales Inc.

This disclosure is being provided pursuant to Part 13.4 of National Instrument 51-102.  Additional continuous disclosure relating to Hudbay can be found on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov.

For the three months ending March 31:

	Guarantor - Issuer		Guarantor - Credit Supporters		Non Guarantor - Others		Consolidating adjustments (1)		Consolidated Hudbay total
(000’s)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Total revenue	—	—	144,275	187,038	—	—	(24,394)	—	119,881	187,038
Profit (loss) continuing operations - attributable to owners	(15,721)	(3,662)	17,979	20,554	(9,671)	(13,618)	9,418	1,235	2,005	4,509
Profit (loss) - attributable to owners	(15,721)	(3,662)	17,979	20,554	(9,671)	(13,618)	9,418	1,235	2,005	4,509

As at March 31, 2013 and December 31, 2012:

	Guarantor - Issuer		Guarantor - Credit Supporters		Non Guarantor - Others		Consolidating adjustments (1)		Consolidated Hudbay total
(000’s)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Current assets	131,260	643,208	735,219	759,616	446,111	123,969	305	944	1,312,895	1,527,737
Non-current assets	2,100,010	1,600,917	1,269,044	1,184,050	2,358,456	1,648,171	(3,531,657)	(2,484,378)	2,195,853	1,948,760
Current liabilities	40,349	29,091	227,630	218,001	105,994	97,428	(2,933)	1,169	371,040	345,689
Non-current liabilities	489,665	482,971	1,628,320	1,590,223	1,258,829	751,667	(1,898,127)	(1,347,514)	1,478,687	1,477,347

(1) This column includes all necessary amounts to eliminate all intercompany balances between the Guarantor credit supporters and the non-guarantor others, and other adjustments to arrive at the information for Hudbay on a consolidated basis.